UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

1Q22

FPSO Guanabara, *in Mero field*
1st oil in 2Q22

FPSO built and operated by Modec

Petrobras financial performance in 1Q22

Rio de Janeiro, May 05, 2022 - Once again we delivered solid quarterly results. “These financial results are due to the fact that today we have a healthy Petrobras, which has reduced its debt burden, invests responsibly and operates efficiently. Therefore, it is possible to generate this compelling return to our shareholders, especially the Brazilian society, represented by the State. This generates economic development throughout the production chain, generating jobs, income and tax revenues for the country. In this quarter, we have paid out to the federal government, states and municipalities the equivalent of 1.5 times our net income. Petrobras is distributing the fruits of its value generation to the Brazilian population”, underlines Petrobras’ CEO, José Mauro Coelho.

According to the CFO, Rodrigo Araujo Alves, "First quarter results show that we stand firm in our trajectory of transforming Petrobras into a much more solid company that invests responsibly and is able to create and distribute wealth to our shareholders and to society. In this regard, we approved shareholder remuneration of R$ 3.72 per common and preferred share. Additionally, in the first quarter alone, we collected a total of R$ 69.9 billion in taxes and government take, an increase of 95% compared to the first quarter of last year”.

Main achievements:

▪	Recurring EBITDA of US$ 15.1 billion (+35% vs 4Q21) and free cash flow of US$ 7.9 billion (+6% vs 4Q21).
▪	Net debt of US$ 40.1 billion (-16% vs 4Q21), resulting in a Net Debt/EBITDA ratio of 0.8x.
▪	Recurring net income of US$ 8.4 billion (+96% vs 4Q21).
▪	Strong cash generation, solid liquidity and the outlook for sustainable results allowed the Company to approve shareholder remuneration in the amount of R$ 3.72 per outstanding common and preferred share.

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main items

Table 1 - Main items*

				Variation (%)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Sales revenues	141,641	134,190	86,174	5.6	64.4
Gross profit	74,766	59,047	44,033	26.6	69.8
Operating expenses	(11,184)	(1,341)	(11,148)	734.0	0.3
Consolidated net income (loss) attributable to the shareholders of Petrobras	44,561	31,504	1,167	41.4	3718.4
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	43,347	23,795	1,412	82.2	2969.9
Net cash provided by operating activities	52,824	51,392	40,070	2.8	31.8
Free cash flow	40,486	41,986	31,089	(3.6)	30.2
Adjusted EBITDA	77,710	62,945	48,949	23.5	58.8
Recurring adjusted EBITDA*	78,214	62,466	47,698	25.2	64.0
Gross debt (US$ million)	58,554	58,743	70,966	(0.3)	(17.5)
Net debt (US$ million)	40,072	47,626	58,424	(15.9)	(31.4)
Net debt/LTM Adjusted EBITDA ratio **	0.81	1.09	2.03	(25.7)	(60.1)
Average commercial selling rate for U.S. dollar	5.23	5.58	5.47	(6.3)	(4.4)
Brent crude (US$/bbl)	101.40	79.73	60.90	27.2	66.5
Domestic basic oil by-products price (R$/bbl)	544.25	485.84	350.07	12.0	55.5
TRI (total recordable injuries per million men-hour frequency rate)	0.51	0.54	0.62	(5.6)	(17.7)
ROCE (Return on Capital Employed)	9.9%	7.8%	2.8%	2.1 p.p.	7.1 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

				Variation (%)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Diesel	38,875	37,688	25,161	3.1	54.5
Gasoline	19,404	21,009	11,068	(7.6)	75.3
Liquefied petroleum gas (LPG)	6,172	6,495	5,018	(5.0)	23.0
Jet fuel	5,176	4,552	2,328	13.7	122.3
Naphtha	3,182	2,681	1,812	18.7	75.6
Fuel oil (including bunker fuel)	1,911	2,824	1,829	(32.3)	4.5
Other oil products	6,650	6,589	4,815	0.9	38.1
Subtotal Oil Products	81,370	81,838	52,031	(0.6)	56.4
Natural gas	9,028	10,035	5,678	(10.0)	59.0
Crude oil	9,147	3,339	290	173.9	3054.1
Renewables and nitrogen products	343	31	74	1006.5	363.5
Revenues from non-exercised rights	539	242	365	122.7	47.7
Electricity	1,553	4,064	2,970	(61.8)	(47.7)
Services, agency and others	1,239	1,338	876	(7.4)	41.4
Total domestic market	103,219	100,887	62,284	2.3	65.7
Exports	35,110	30,093	22,800	16.7	54.0
Crude oil	25,043	18,442	15,462	35.8	62.0
Fuel oil (including bunker fuel)	9,865	10,359	6,598	(4.8)	49.5
Other oil products and other products	202	1,292	740	(84.4)	(72.7)
Sales abroad (*)	3,312	3,210	1,090	3.2	203.9
Total foreign market	38,422	33,303	23,890	15.4	60.8
Total	141,641	134,190	86,174	5.6	64.4
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 1Q22, net revenue grew 6% compared to 4Q21, mainly due to the 27% increase in Brent prices, higher volumes of oil sales in the domestic market due to the sale of the Mataripe refinery (RLAM), which was concluded on November 30, 2021, and the higher volume of oil exports due to the growth in oil production and the realization of ongoing exports from 4Q21. These effects were partially offset by the lower volume of oil product sales in the domestic market mainly due to seasonal aspects and the divestment of RLAM, impacting sales of diesel, gasoline and LPG in 1Q22.

There was also a drop in electricity revenues, given the lower thermoelectric generation due to the improvement in hydrological conditions in 1Q22.

In terms of the breakdown of revenues in the domestic market, diesel and gasoline continued to be the main products, together accounting for 72% of oil products domestic sales in 1Q22.

4

Graph 1 – Oil products sales revenues 1Q22 – domestic market

In 1Q22, we kept on diversifying our global customer base for our oil exports. Búzios remained the main stream in our export basket. Recently added streams, Atapu and Sepia, have increased their relevance in exports. In 4Q21, we traded the first export of the Sépia stream and in 1Q22 new cargoes of this stream were traded and new clients were added to our portfolio.

In 1Q22, we had the following distribution of export destinations:

Table 3 – Volumes of oil exports

Country	1Q22	4Q21	1Q21
China	56%	38%	38%
Europe	14%	14%	28%
Latam	9%	23%	17%
Usa	3%	9%	11%
Caribbean	4%	2%	2%
Asia (Ex China)	14%	16%	4%

Table 4 – Volume of oil products exports

Country	1Q22	4Q21	1Q21
Singapore	59%	84%	75%
USA	28%	10%	15%
Virgin Islands	5%	4%	0%
Others	9%	2%	10%

Cost of goods gold

Table 5 – Cost of goods sold

				Variation (%)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Acquisitions	(24,207)	(31,042)	(12,838)	(22.0)	88.6
Crude oil imports	(8,808)	(8,900)	(5,220)	(1.0)	68.7
Oil products imports	(7,012)	(10,396)	(3,649)	(32.6)	92.2
Natural gas imports	(8,387)	(11,746)	(3,969)	(28.6)	111.3
Production	(39,111)	(35,253)	(27,256)	10.9	43.5
Crude oil	(32,198)	(29,547)	(21,572)	9.0	49.3
Production taxes	(16,562)	(15,709)	(8,922)	5.4	85.6
Other costs	(15,636)	(13,838)	(12,650)	13.0	23.6
Oil products	(3,260)	(3,025)	(3,265)	7.8	(0.2)
Natural gas	(3,653)	(2,681)	(2,419)	36.3	51.0
Production taxes	(1,210)	(988)	(666)	22.5	81.7
Other costs	(2,443)	(1,693)	(1,753)	44.3	39.4
Services, electricity, operations abroad and others	(3,557)	(8,848)	(2,047)	(59.8)	73.8
Total	(66,875)	(75,143)	(42,141)	(11.0)	58.7

In 1Q22, cost of goods sold decreased 11% when compared to 4Q21, mainly reflecting lower natural gas and oil products imports. It is worth noting the decline of LNG in the breakdown of natural gas purchases, given the reduction of 14 MMm³/day in regasification volumes, which reached 10 MM m3/day in 1Q22, mainly due to lower demand for gas for thermoelectric plants because of the improvement in hydrological conditions.

Production costs increased 19% in 1Q22, mainly due to production growth and higher government take, which followed Brent prices.

5

Power generation costs fell in 1Q22 compared with 4Q21, due to the reduction in dispatch from the Company's own thermal plants.

Operating expenses

Table 6 – Operating expenses

				Variation (%)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Selling, General and Administrative Expenses	(7,718)	(7,810)	(6,694)	(1.2)	15.3
Selling expenses	(6,159)	(6,100)	(5,198)	1.0	18.5
Materials, third-party services, freight, rent and other related costs	(4,967)	(5,075)	(4,299)	(2.1)	15.5
Depreciation, depletion and amortization	(1,038)	(905)	(814)	14.7	27.5
Allowance for expected credit losses	(40)	(6)	31	566.7	−
Employee compensation	(114)	(114)	(116)	−	(1.7)
General and administrative expenses	(1,559)	(1,710)	(1,496)	(8.8)	4.2
Employee compensation	(1,036)	(1,100)	(1,013)	(5.8)	2.3
Materials, third-party services, freight, rent and other related costs	(403)	(490)	(351)	(17.8)	14.8
Depreciation, depletion and amortization	(120)	(120)	(132)	−	(9.1)
Exploration costs	(408)	(834)	(1,196)	(51.1)	(65.9)
Research and Development	(1,081)	(827)	(639)	30.7	69.2
Other taxes	(311)	(197)	(581)	57.9	(46.5)
Impairment of assets	4	1,537	(508)	(99.7)	−
Other income and expenses, net	(1,670)	6,790	(1,530)	−	9.2
Total	(11,184)	(1,341)	(11,148)	734.0	0.3

In 1Q22, operating expenses were R$ 11.2 billion in comparison with R$ 1.3 billion in 4Q21. This variation was mainly because of the gains of R$ 8.5 billion, in 4Q21, with the sale of the Mataripe Refinery (RLAM) and with the contingent portion of the sale of the Carcará asset (currently the Bacalhau field), partially offset by the gain of R$ 1.7 billion with the sale of the Alagoas Cluster in 1Q22.

Selling and general and administrative expenses remained at a similar level to 4Q21.

In 1Q22, there was a reduction in exploration costs, mainly due to lower expenses with geology and geophysics and with projects without economic viability.

The increase in R&D costs was mainly due to the increase in Brent prices, given that the provision for R&D projects considers a percentage of gross production revenues in certain fields.

In 4Q21, there was an impairment reversal of US$ 0.3 billion, mainly due to the inclusion of the 2nd unit of RNEST in the 2022-26 Strategic Plan, which also contributed to the increase in operating expenses in 1Q22.

Adjusted EBITDA

In 1Q22, Adjusted EBITDA rose 33% to R$ 77.7 billion mainly due to the increase in Brent prices in the period, higher oil exports, higher diesel margins and lower LNG imports, partially offset by lower sales volumes of oil products.

Financial results

Table 7 – Financial results

				Variation (%)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Finance income	1,360	1,485	676	(8.4)	101.2
Income from investments and marketable securities (Government Bonds)	844	785	160	7.5	427.5
Other income, net	516	700	516	(26.3)	−
Finance expenses	(3,969)	(4,915)	(6,613)	(19.2)	(40.0)
Interest on finance debt	(2,784)	(3,046)	(4,119)	(8.6)	(32.4)
Unwinding of discount on lease liabilities	(1,526)	(1,816)	(1,607)	(16.0)	(5.0)
Discount and premium on repurchase of debt securities	(134)	(25)	(1,013)	436.0	(86.8)
Capitalized borrowing costs	1,244	1,274	1,154	(2.4)	7.8
Unwinding of discount on the provision for decommissioning costs	(682)	(1,017)	(1,027)	(32.9)	(33.6)
Other finance expenses and income, net	(87)	(285)	(1)	(69.5)	8600.0
Foreign exchange gains (losses) and indexation charges	5,592	(10,374)	(24,811)	−	−
Foreign exchange gains (losses)	12,535	(4,292)	(18,727)	−	−
Reclassification of hedge accounting to the Statement of Income	(7,221)	(6,954)	(6,094)	3.8	18.5
Recoverable taxes inflation indexation income	108	167	71	(35.3)	52.1
Other foreign exchange gains (losses) and indexation charges, net	170	705	(61)	(75.9)	−
Total	2,983	(13,804)	(30,748)	−	−

6

The financial result was positive by R$ 3 billion in 1Q22, compared to a negative result of US$ 13.8 billion in 4Q21, mainly reflecting the appreciation of the BRL against the USD (appreciation of 15% in 1Q22 against a depreciation of 3% in 4Q21).

We ended 1Q22 with a currency exposure of US$ 17 billion compared to US$ 17.6 billion in 4Q21. It is worth noting that in 1Q21, the currency exposure was US$ 34.8 billion, causing higher volatility in financial results.

Net profit (loss) attributable to Petrobras shareholders

Net income in 1Q22 was R$ 44.6 billion, compared to R$ 31.5 billion in 4Q21. This increase was mainly due to the higher Brent prices in the period, coupled with higher margins on diesel, higher oil exports, lower costs with LNG imports, foreign exchange gains due to the appreciation of the BRL against the USD, and gains from equity-accounted investments. On the other hand, in 1Q22 there were lower gains from the disposal of assets (-R$ 6.7 billion) and from the reversal of impairment (-R$ 1.5 billion) compared to 4Q21. With higher pre-tax income, there was a higher income tax and social contribution expense (+R$ 10.8 billion) in 1Q22 compared with 4Q21.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 1Q22, net income was benefited by non-recurring items in the total amount of R$ 1.2 billion. Net income in 1Q22 would have been R$ 43.4 billion without the non-recurring items. Adjusted EBITDA was basically unaffected by non-recurring items.

Special items

Table 8 – Special items

				Variation (%)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Net income	44,783	31,723	1,276	41.2	3409.6
Non-recurring items	1,862	11,676	(179)	(84.1)	−
Non-recurring items that do not affect Adjusted EBITDA	2,366	11,197	(1,430)	(78.9)	−
Impairment of assets and investments	(40)	1,538	(699)	−	(94.3)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(183)	−	−
Gains and losses on disposal / write-offs of assets	2,472	9,654	257	(74.4)	861.9
Results from co-participation agreements in auctioned areas	−	(202)	−	−	−
Agreements signed for the electricity sector	−	161	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	8	−	−	−
Discount and premium on repurchase of debt securities	(66)	28	(1,013)	−	(93.5)
Financial updating on state amnesty programs	−	10	208	−	−
Other non-recurring items	(504)	479	1,251	−	−
Voluntary Separation Plan	(20)	10	21	−	−
Amounts recovered from Lava Jato investigation	60	75	790	(20.0)	(92.4)
Gains / (losses) on decommissioning of returned/abandoned areas	(125)	619	(35)	−	257.1
State amnesty programs	−	3	659	−	−
Gains (Losses) related to legal proceedings	(557)	(363)	−	53.4	−
Equalization of expenses - Production Individualization Agreements	138	(235)	(244)	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	2	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	368	60	−	−
Net effect of non-recurring items on IR / CSLL	(648)	(3,967)	(66)	(83.7)	881.8
Recurring net income	43,569	24,014	1,521	81.4	2764.5
Shareholders of Petrobras	43,347	23,795	1,412	82.2	2969.9
Non-controlling interests	222	219	109	1.4	103.7
Adjusted EBITDA	77,710	62,945	48,949	23.5	58.8
Non-recurring Items	(504)	479	1,251	−	−
Recurring Adjusted EBITDA	78,214	62,466	47,698	25.2	64.0

7

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant

8

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 - Capex

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Exploration and Production	1,374	2,100	1,626	(34.6)	(15.5)
Refining, Transportation and Marketing	252	258	193	(2.4)	30.9
Gas and Power	94	161	63	(41.5)	49.4
Others	48	112	32	(57.7)	50.7
Total	1,768	2,631	1,913	(32.8)	(7.6)

In 1Q22, capex totaled US$ 1.8 billion, out of which more than 53% capex was related to growth.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 1Q22, capex in the Exploration & Production segment totaled US$ 1.4 billion, with approximately 61% related to growth. Investments were mainly concentrated on: (i) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.5 billion); (ii) development of new deepwater projects (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt and post-salt (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion in 1Q22, of which approximately 16% was related to growth. In Gas & Power, capex totaled US$ 0.1 billion in 1Q22, with approximately 64% related to growth.

9

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.87	2.0	92,66%[2]	Project in phase of execution with production system under construction. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.11	1.7	100%	Project in phase of execution with production system under construction. 2 wells drilled and 1 completed[4]
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.06	1.3	100%	Project in phase of execution with production system under construction[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.14	0.8	38,6%[3]	Project in phase of execution with production system under construction. 9 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.88	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.04	0.8	38,6%[3]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.22	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.03	2.1	92,66%[2]	Project in phase of execution with production system under construction. 2 wells drilled
Búzios 6 P-78 (Owned unit)	2025	180,000	0.21	4.1	92,66%[2]	Project in phase of execution with production system under construction
Búzios 8 P-79 (Owned unit)	2025	180,000	0.17	4.2	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.8	38,6%[3]	Project in phase of execution with production system under construction 4 wells drilled and 2 completed

[1] Total CAPEX with the Strategic Plan 2022-26 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] In March 2022, Petrobras has signed the contract with the partner CNOOC Petroleum Brasil Ltda. (CPBL) for the assignment of 5% of its interest in the Production Sharing Contract of the Transfer of Rights Surplus for the Buzios field. Petrobras stake will be ajusted after the transaction's approval by the regulatory agencies.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

10

Portfolio management

In 1Q22, cash inflows from divestments totaled US$ 1.8 billion, including US$950 million deferred payment from the sale of the Bacalhau field (formerly Carcará area) in February 2022. From January 1, 2022, to May 05, 2022, we concluded the sale of the Alagoas Cluster and exploratory blocks in Parana Basin. Additionally, we signed the contracts for the sale of the Potiguar Cluster, the Norte Capixaba Cluster, the Albacora East field and Deten Química. Finnaly, it is worth mentioning that in April 2022, we received a deferred payment for the sale of 90% of NTS, in the amount of US$ 1 billion.

Table 11 – Main transactions by May 05th, 2022 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Block PAR-T-198_ Paraná Basin	0.031	0.031[6]
Block PAR-T-218_ Paraná Basin	0.032	0.032[6]
East Albacora field	293	2,201
Papa-Terra field	6	105.6[6]
Deten Química	6	118²
Gaspetro	-	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	275	1,100[6]
Fazenda Belém cluster	-	35[5]
Norte Capixaba cluster	35.85	544
Peroá cluster	5	55[6]
Pescada cluster	-	2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	-	250[5]
REMAN	28.4	189.5[6]
SIX	3	33[6]
Total	1.062	6.707

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

11

Liquidity and capital resources[1]

Table 12 - Liquidity and capital resources

R$ million	1Q22	4Q21	1Q21
Adjusted cash and cash equivalents at the beginning of period	62,112	62,346	64,354
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(3,630)	(2,920)	(3,424)
Cash and cash equivalents at the beginning of period	58,482	59,426	60,930
Net cash provided by (used in) operating activities	52,824	51,392	40,070
Net cash provided by (used in) investing activities	(4,983)	3,108	(7,427)
Acquisition of PP&E and intangibles assets	(12,338)	(9,406)	(8,981)
Investments in investees	(49)	(49)	(4)
Proceeds from disposal of assets - Divestment	9,255	10,441	1,054
Financial compensation for the Búzios Coparticipation Agreement	319	−	−
Divestment (Investment) in marketable securities	(2,445)	(630)	138
Dividends received	275	2,752	366
(=) Net cash provided by operating and investing activities	47,841	54,500	32,643
Net cash provided by (used) in financing activities	(16,455)	(55,732)	(30,822)
Net financings	(9,923)	(6,437)	(22,679)
Proceeds from financing	782	726	299
Repayments	(10,705)	(7,163)	(22,978)
Repayment of lease liability	(6,916)	(8,077)	(8,040)
Dividends paid to shareholders of Petrobras	(2)	(40,976)	−
Dividends paid to non-controlling interest	(26)	(169)	(1)
Investments by non-controlling interest	412	(73)	(102)
Effect of exchange rate changes on cash and cash equivalents	(8,227)	288	5,408
Cash and cash equivalents at the end of period	81,641	58,482	68,159
Government bonds and time deposits with maturities of more than 3 months at the end of period*	5,967	3,630	3,299
Adjusted cash and cash equivalents at the end of period	87,608	62,112	71,458
Reconciliation of Free Cash Flow
Net cash provided by operating activities	52,824	51,392	40,070
Acquisition of PP&E and intangibles assets	(12,338)	(9,406)	(8,981)
Free cash flow**	40,486	41,986	31,089

As of March 31, 2022, cash and cash equivalents totaled R$ 81.6 billion and adjusted cash and cash equivalents totaled R$ 87.6 billion.

In 1Q22, cash generated from operating activities reached R$ 52.8 billion. The company's operating cash generation was impacted by the partial prepayment of a pension liability - the Pre-70 Term of Financial Commitment (TFC Pre-70) and Pension Difference Term of Financial Commitment (TCF Pension Difference), celebrated with the Fundação Petrobras de Seguridade Social (Petros), in the amount of R$ 6.9 billion.

Positive free cash flow totaled R$ 40.5 billion. This level of cash generation, together with the inflow from divestments of R$ 9.3 billion, were used to: (a) prepay debt and amortize principal and interest due in the period (R$ 10.7 billion), (b) amortize lease liabilities (R$ 6.9 billion), and (c) fund capex of R$ 12.3 billion (including the payment of the signature bonus of Sépia and Atapu, in the amount of R$ 4.2 billion).

In 1Q22, liability management was carried out aiming at improving the debt profile and matching maturities of long-term investments. The company settled several loans and financial debt, in the amount of R$ 10.7 billion, notably the repurchase and redemption of R$ 3.5 billion of securities in the international capital market.

The maintenance of gross debt at the level established in our 2022-26 Strategic Plan, the high level of cash generation, and solid liquidity allowed the company to approve shareholder remuneration in the amount of R$ 3.72 per outstanding common and preferred share.

[1] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets

12

Debt

As of March 31, 2022, gross debt reached US$ 58.6 billion, in line with the 4Q21 position, of US$58.7, and 17.5% lower than March 31, 2021, mainly due to debt prepayments and amortizations.

Average maturity shifted from 13.4 years on December 31, 2021, to 13.2 years on March 31, 2022.

The gross debt/EBITDA ratio decreased from 1.35x on December 31, 2021, to 1.18x on March 31, 2022.

Net debt decreased by 15.9% to US$ 40.1 billion. The net debt/Adjusted EBITDA ratio decreased significantly from 1.09x on December 31, 2021, to 0.81x on March 31, 2022.

Table 13 – Debt indicators

US$ million	03.31.2022	12.31.2021	Δ %	03.31.2021
Financial Debt	35,421	35,700	(0.8)	50,317
Capital Markets	21,683	22,031	(1.6)	28,393
Banking Market	9,970	9,762	2.1	17,359
Development banks	878	769	14.2	1,149
Export Credit Agencies	2,708	2,951	(8.2)	3,210
Others	182	187	(2.7)	206
Finance leases	23,133	23,043	0.4	20,649
Gross debt	58,554	58,743	(0.3)	70,966
Adjusted cash and cash equivalents	18,482	11,117	66.2	12,542
Net debt	40,072	47,626	(15.9)	58,424
Net Debt/(Net Debt + Market Cap) - Leverage	30%	41%	(26.8)	51%
Average interest rate (% p.a.)	6.2	6.2	−	6.0
Weighted average maturity of outstanding debt (years)	13.22	13.39	(1.3)	11.84
Net debt / LTM Adjusted EBITDA ratio	0.81	1.09	(25.7)	2.03
Gross debt / LTM Adjusted EBITDA ratio	1.18	1.35	(12.5)	2.47
R$ million
Financial Debt	167,819	199,224	(15.8)	286,672
Finance Lease	109,599	128,594	(14.8)	117,644
Adjusted cash and cash equivalents	87,568	62,040	41.1	71,454
Net Debt	189,850	265,778	(28.6)	332,862

13

Results by segment

Exploration and Production

Table 14 – E&P results

				Variation (%) (*)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Sales revenues	102,567	88,065	63,952	16.5	60.4
Gross profit	62,455	51,601	35,316	21.0	76.8
Operating expenses	(252)	3,182	(2,888)	−	(91.3)
Operating income (loss)	62,203	54,783	32,428	13.5	91.8
Net income (loss) attributable to the shareholders of Petrobras	41,317	36,349	21,533	13.7	91.9
Adjusted EBITDA of the segment	72,975	61,302	44,163	19.0	65.2
EBITDA margin of the segment (%)	71	70	69	1.5	2.1
ROCE (Return on Capital Employed) (%)	14.2	11.2	4.0	3.0	10.2
Average Brent crude (US$/bbl)	101.40	79.73	60.90	27.2	66.5
Internal Transfer Price to RTM - Crude oil (US$/bbl)	93.71	77.56	57.32	20.8	63.5
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.22	5.15	4.91	1.4	6.4
excluding production taxes	6.97	6.93	6.66	0.6	4.7
Onshore and shallow waters
with leases	16.44	14.78	12.37	11.3	32.9
excluding leases	16.44	14.78	12.37	11.3	32.9
Deep and ultra-deep post-salt
with leases	11.28	10.50	11.11	7.4	1.5
excluding leases	9.57	9.10	9.39	5.3	2.0
Pre-salt
with leases	5.13	5.26	4.63	(2.6)	10.7
excluding leases	3.25	3.24	2.70	0.4	20.5
including production taxes and excluding leases	24.36	20.19	16.11	20.7	51.2
including production taxes and leases	26.11	21.96	17.87	18.9	46.1
Production taxes - Brazil	21,165	17,731	12,934	19.4	63.6
Royalties	11,151	9,312	6,520	19.7	71.0
Special participation	9,953	8,355	6,366	19.1	56.3
Retention of areas	61	64	48	(4.7)	27.1
(*) EBITDA margin and ROCE variations in percentage points

In 1Q22, E&P gross profit was R$ 62.5 billion, an increase of 21% when compared to 4Q21. This increase was due to higher Brent prices and higher production, partially offset by higher government participation. Operating profit was 13.5% higher than in 4Q21, as a consequence of the higher gross profit.

Lifting cost for 1Q22, without government take and leasing, was US$ 5.22/boe, an increase of 6% when compared to US$ 4.91/boe in 1Q21. The increase is explained by the appreciation of the BRL and higher expenses with integrity, mainly with platforms maintenance (activities that were held off during the COVID-19 pandemic and which could be carried out once the scenario improved. These actions aim to ensure systems reliability). These effects were partially offset by the active management of the portfolio with the divestments in onshore fields and the ramp-up of FPSO Carioca.

In 1Q22, Petrobras recorded a 1% increase in lifting cost, without government take and leasing, when compared to 4Q21, remaining practically stable versus the previous quarter.

In the pre-salt, the lifting cost remained stable compared to 4Q21.

In the post-salt, the increase of 5% in the lifting cost, when compared to 4Q21, was mainly due to the effect of the appreciation of the BRL.

In onshore and shallow water assets, there was an increase in the lifting cost in 1Q22, mainly due to higher expenses with wells intervention, also associated with the effect of the BRL appreciation and some production decline. These effects were partially offset by the divestments in Bahia and Sergipe.

The higher expenses with government take in dollars are explained by higher Brent prices

14

Refining, Transportation and Marketing

Table 15 - RTM results

				Variation (%) (*)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Sales revenues	128,476	117,499	76,741	9.3	67.4
Gross profit (Loss)	16,311	12,661	11,766	28.8	38.6
Operating expenses	(2,781)	1,713	(2,186)	−	27.2
Operating Income (Loss)	13,530	14,374	9,580	(5.9)	41.2
Net income (loss) attributable to the shareholders of Petrobras	10,345	9,785	6,939	5.7	49.1
Adjusted EBITDA of the segment	16,222	12,471	12,464	30.1	30.2
EBITDA margin of the segment (%)	13	11	16	2	(4)
ROCE (Return on Capital Employed) (%)	7.4	6.2	0.9	1.2	6.5
Refining cost (US$/barrel) - Brazil	1.77	1.70	1.61	4.1	9.9
Refining cost (R$/barrel) - Brazil	9.16	9.42	8.82	(2.8)	3.9
Domestic basic oil by-products price (R$/bbl)	544.25	485.84	350.07	12.0	55.5
(*) EBITDA margin and ROCE variations in percentage points

In 1Q22, gross profit for the Refining, Transportation and Marketing (RTM) segment, was R$ 16.3 billions, R$ 3.7 billions above 4Q21, mainly due to the higher positive effect of inventory turnover between quarters (R$ 10.3 billions in 1Q22 vs. R$ 7.3 billion in 4Q21). Excluding this effect, gross profit would have been R$ 6 billions in 1Q22 and R$ 5.4 billions in 4Q21.

In 1Q22, there was a higher margin of oil products in the domestic market, mainly diesel, due to the increase of international margins. There were lower sales volumes in the domestic market for gasoline, diesel and LPG due to the typical seasonality of these oil products and the conclusion of the sale of the Mataripe Refinery (RLAM), on November 30 , 2021, whose capacity represented approximately 13% of the total capacity of Petrobras Refining facilities.

In 1Q22, the operating result was lower than 4Q21. The increase in gross profit was offset by the equity gain from the sale of the Mataripe Refinery (RLAM) and by the reversal of impairment related to the 2nd train of RNEST, events that took place in 4Q21.

In 1Q22, the refining cost per barrel in BRL was lower than in 4Q21, due to the cost reduction achieved in Petrobras Refining facilities. There was also an effect of lower throughput in 1Q22, due to the lower number of days in this quarter. With the sale of RLAM, this was the first quarter without the full contribution of this refinery in our refining facilities.

15

Gas and Power

Table 16 – G&P results

				Variation (%) (*)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Sales revenues	17,655	20,926	12,087	(15.6)	46.1
Gross profit	2,383	(509)	4,816	−	(50.5)
Operating expenses	(4,616)	(3,836)	(4,103)	20.3	12.5
Operating income (loss)	(2,233)	(4,345)	713	(48.6)	−
Net income (loss) attributable to the shareholders of Petrobras	(1,461)	(2,991)	558	(51.2)	−
Adjusted EBITDA of the segment	(1,670)	(3,608)	1,784	(53.7)	−
EBITDA margin of the segment (%)	(9)	(17)	15	8.0	(24.0)
ROCE (Return on Capital Employed) (%)	(5.3)	(2.4)	3.4	(2.9)	(8.7)
Natural gas sales price - Brazil (US$/bbl)	55.85	53.53	34.04	4.3	64.1
Fixed revenues from power auctions	500	570	555	(12.3)	(9.9)
Average price for power generation (R$/MWh)	297.24	464.66	388.31	(36.0)	(23.5)
(*) EBITDA margin and ROCE variations in percentage points

In 1Q22, in the Gas and Power segment, there was an increase in gross profit (+R$ 2.9 billions) when compared to 4Q21, due to the higher average natural gas sales prices, due to the increase in Brent prices and new sales contracts for the non-thermoelectric segment. Additionally, with the recovery of hydroelectric reservoir levels, there was a reduction in demand for natural gas for thermoelectric generation, which led to a lower volume of regasified LNG and, consequently, to a reduction in the average cost of purchased gas.

Despite the efforts made to rebalance the portfolios and the increase of 49% in operational result in 1Q22, we recorded an operating loss of R$ 2.2 billions. The increase in selling expenses, mainly driven by the yearly adjustment of natural gas transport prices, also contributed to this result.

16

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

				Variation (%) (*)
R$ million	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Net income (loss)	44,783	31,723	1,276	41.2	3409.6
Net finance income (expense)	(2,983)	13,804	30,748	(121.6)	(109.7)
Income taxes	23,598	12,762	1,880	84.9	1155.2
Depreciation, depletion and amortization	16,604	16,228	15,630	2.3	6.2
EBITDA	82,002	74,517	49,534	10.0	65.5
Results in equity-accounted investments	(1,816)	(583)	(1,019)	(211.5)	(78.2)
Impairment	(4)	(1,537)	508	99.7	(100.8)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	183	-	(100.0)
Results from co-participation agreements in bid areas	−	202	−	(100.0)	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,472)	(9,654)	(257)	74.4	(861.9)
Adjusted EBITDA	77,710	62,945	48,949	23.5	58.8

Adjusted EBITDA margin (%)	55	47	57	8.0	(1.8)
(*) EBITDA Margin variations in percentage points

17

Financial statements

Table 18 - Income statement - Consolidated

R$ million	1Q22	4Q21	1Q21
Sales revenues	141,641	134,190	86,174
Cost of sales	(66,875)	(75,143)	(42,141)
Gross profit	74,766	59,047	44,033
Selling expenses	(6,159)	(6,100)	(5,198)
General and administrative expenses	(1,559)	(1,710)	(1,496)
Exploration costs	(408)	(834)	(1,196)
Research and development expenses	(1,081)	(827)	(639)
Other taxes	(311)	(197)	(581)
Impairment of assets	4	1,537	(508)
Other income and expenses	(1,670)	6,790	(1,530)
	(11,184)	(1,341)	(11,148)
Operating income (loss)	63,582	57,706	32,885
Finance income	1,360	1,485	676
Finance expenses	(3,969)	(4,915)	(6,613)
Foreign exchange gains (losses) and inflation indexation charges	5,592	(10,374)	(24,811)
Net finance income (expense)	2,983	(13,804)	(30,748)
Results in equity-accounted investments	1,816	583	1,019
Income (loss) before income taxes	68,381	44,485	3,156
Income taxes	(23,598)	(12,762)	(1,880)
Net Income (Loss)	44,783	31,723	1,276
Net income (loss) attributable to:
Shareholders of Petrobras	44,561	31,504	1,167
Non-controlling interests	222	219	109

18

Table 19 - Statement of financial position – Consolidated

ASSETS - R$ million	03.31.2022	12.31.2021
Current assets	199,512	168,247
Cash and cash equivalents	81,601	58,410
Marketable securities	5,967	3,630
Trade and other receivables, net	26,849	35,538
Inventories	48,351	40,486
Recoverable taxes	6,175	7,511
Assets classified as held for sale	20,910	13,895
Other current assets	9,659	8,777
Non-current assets	799,150	804,704
Long-term receivables	85,532	79,992
Trade and other receivables, net	9,289	10,603
Marketable securities	257	247
Judicial deposits	47,602	44,858
Deferred taxes	2,962	3,371
Other tax assets	18,547	18,197
Other non-current assets	6,875	2,716
Investments	9,601	8,427
Property, plant and equipment	687,051	699,406
Intangible assets	16,966	16,879
Total assets	998,662	972,951

LIABILITIES - R$ million	03.31.2022	12.31.2021
Current liabilities	130,222	134,913
Trade payables	28,029	30,597
Finance debt	17,957	20,316
Lease liability	25,361	30,315
Taxes payable	27,568	26,414
Short-term employee benefits	11,430	11,967
Liabilities related to assets classified as held for sale	7,369	4,840
Other current liabilities	12,508	10,464
Non-current liabilities	431,379	448,457
Finance debt	149,862	178,908
Lease liability	84,238	98,279
Income Tax payable	1,646	1,676
Deferred taxes	43,185	6,857
Employee benefits	45,936	52,310
Provision for legal and administrative proceedings	12,107	11,263
Provision for decommissioning costs	83,737	87,160
Other non-current liabilities	10,668	12,004
Shareholders' equity	437,061	389,581
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	228,762	181,897
Non-controlling interests	2,867	2,252
Total liabilities and shareholders´ equity	998,662	972,951

19

Table 20 - Statement of cash flows – Consolidated

R$ million	1Q22	4Q21	1Q21
Cash Flow from Operating Activities
Net income (loss) for the period	44,783	31,723	1,276
Adjustments for:
Pension and medical benefits (actuarial expense)	1,605	1,629	1,726
Results of equity-accounted investments	(1,816)	(583)	(1,019)
Depreciation, depletion and amortization	16,604	16,228	15,630
Impairment of assets (reversal)	(4)	(1,537)	508
Inventory write-down (write-back) to net realizable value	(34)	11	(6)
Allowance (reversals) for credit loss on trade and other receivables	105	(87)	(86)
Exploratory expenditures write-offs	114	187	740
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(2,472)	(9,654)	(74)
Foreign exchange, indexation and finance charges	(2,440)	14,248	30,244
Deferred income taxes, net	10,135	397	1,231
Revision and unwinding of discount on the provision for decommissioning costs	806	398	1,062
Results from co-participation agreements in bid areas	−	202	−
Assumption of interest in concessions	−	(368)	−
Early termination and cash outflows revision of lease agreements	(1,140)	(1,114)	(395)
Decrease (Increase) in assets
Trade and other receivables, net	3,123	(3,279)	(479)
Inventories	(9,763)	(887)	(10,793)
Judicial deposits	(2,002)	(1,478)	(839)
Other assets	249	(927)	137
Increase (Decrease) in liabilities
Trade payables	(1,267)	1,208	3,375
Other taxes payable	14,021	14,424	6,106
Income taxes paid	(7,927)	(6,653)	(710)
Pension and medical benefits	(7,677)	(1,027)	(5,253)
Provision for legal proceedings	919	(737)	(1,159)
Short-term benefits	(769)	(982)	(468)
Provision for decommissioning costs	(702)	(1,137)	(887)
Other liabilities	(1,627)	1,187	203
Net cash provided by operating activities	52,824	51,392	40,070
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(12,338)	(9,406)	(8,981)
Investments in investees	(49)	(49)	(4)
Proceeds from disposal of assets - Divestment	9,255	10,441	1,054
Financial compensation for the Búzios Co-participation Agreement	319	−	−
Divestment (Investment) in marketable securities	(2,445)	(630)	138
Dividends received	275	2,752	366
Net cash (provided) used by investing activities	(4,983)	3,108	(7,427)
Cash flows from Financing activities
Changes in non-controlling interest	412	(73)	(102)
Financing and loans, net:
Proceeds from financing	782	726	299
Repayment of principal - finance debt	(7,683)	(5,150)	(17,080)
Repayment of interest - finance debt	(3,022)	(2,013)	(5,898)
Repayment of lease liability	(6,916)	(8,077)	(8,040)
Dividends paid to Shareholders of Petrobras	(2)	(40,976)	−
Dividends paid to non-controlling interests	(26)	(169)	(1)
Net cash provided (used) in financing activities	(16,455)	(55,732)	(30,822)
Effect of exchange rate changes on cash and cash equivalents	(8,227)	288	5,408
Net increase (decrease) in cash and cash equivalents	23,159	(944)	7,229
Cash and cash equivalents at the beginning of the period	58,482	59,426	60,930
Cash and cash equivalents at the end of the period	81,641	58,482	68,159

20

Financial information by business areas

Table 21 - Consolidated income by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	102,567	128,476	17,655	658	(107,715)	141,641
Intersegments	100,949	2,258	4,490	18	(107,715)	−
Third parties	1,618	126,218	13,165	640	−	141,641
Cost of sales	(40,112)	(112,165)	(15,272)	(649)	101,323	(66,875)
Gross profit	62,455	16,311	2,383	9	(6,392)	74,766
Expenses	(252)	(2,781)	(4,616)	(3,515)	(20)	(11,184)
Selling expenses	(10)	(2,139)	(3,974)	(16)	(20)	(6,159)
General and administrative expenses	(68)	(196)	(84)	(1,211)	−	(1,559)
Exploration costs	(408)	−	−	−	−	(408)
Research and development expenses	(909)	(13)	(14)	(145)	−	(1,081)
Other taxes	(76)	(39)	(52)	(144)	−	(311)
Impairment of assets	7	−	3	(6)	−	4
Other income and expenses	1,212	(394)	(495)	(1,993)	−	(1,670)
Operating income (loss)	62,203	13,530	(2,233)	(3,506)	(6,412)	63,582
Net finance income (expense)	−	−	−	2,983	−	2,983
Results in equity-accounted investments	257	1,415	149	(5)	−	1,816
Income (loss) before income taxes	62,460	14,945	(2,084)	(528)	(6,412)	68,381
Income taxes	(21,149)	(4,600)	759	(788)	2,180	(23,598)
Net income (loss)	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783
Net income (loss) attributable to:
Shareholders of Petrobras	41,317	10,345	(1,461)	(1,408)	(4,232)	44,561
Non-controlling interests	(6)	−	136	92	−	222

Table 22 - Consolidated income by segment – 1Q21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	63,952	76,741	12,087	836	(67,442)	86,174
Intersegments	62,783	1,282	3,026	351	(67,442)	−
Third parties	1,169	75,459	9,061	485	−	86,174
Cost of sales	(28,636)	(64,975)	(7,271)	(823)	59,564	(42,141)
Gross profit	35,316	11,766	4,816	13	(7,878)	44,033
Expenses	(2,888)	(2,186)	(4,103)	(1,943)	(28)	(11,148)
Selling expenses	(1)	(1,839)	(3,301)	(29)	(28)	(5,198)
General and administrative expenses	(178)	(180)	(94)	(1,044)	−	(1,496)
Exploration costs	(1,196)	−	−	−	−	(1,196)
Research and development expenses	(467)	(11)	(27)	(134)	−	(639)
Other taxes	(91)	(220)	(127)	(143)	−	(581)
Impairment of assets	(538)	−	−	30	−	(508)
Other income and expenses	(417)	64	(554)	(623)	−	(1,530)
Operating income (loss)	32,428	9,580	713	(1,930)	(7,906)	32,885
Net finance income (expense)	−	−	−	(30,748)	−	(30,748)
Results in equity-accounted investments	126	616	215	62	−	1,019
Income (loss) before income taxes	32,554	10,196	928	(32,616)	(7,906)	3,156
Income taxes	(11,025)	(3,257)	(242)	9,956	2,688	(1,880)
Net income (loss)	21,529	6,939	686	(22,660)	(5,218)	1,276
Net income (loss) attributable to:
Shareholders of Petrobras	21,533	6,939	558	(22,645)	(5,218)	1,167
Non-controlling interests	(4)	−	128	(15)	−	109

21

Table 23 - Quarterly consolidated income by segment – 4Q21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	88,065	117,499	20,926	803	(93,103)	134,190
Intersegments	86,307	2,260	4,092	444	(93,103)	−
Third parties	1,758	115,239	16,834	359	−	134,190
Cost of sales	(36,464)	(104,838)	(21,435)	(824)	88,418	(75,143)
Gross profit	51,601	12,661	(509)	(21)	(4,685)	59,047
Expenses	3,182	1,713	(3,836)	(2,374)	(26)	(1,341)
Selling expenses	−	(2,172)	(3,897)	(5)	(26)	(6,100)
General and administrative expenses	(233)	(227)	(112)	(1,138)	−	(1,710)
Exploration costs	(834)	−	−	−	−	(834)
Research and development expenses	(620)	(10)	(41)	(156)	−	(827)
Other taxes	(413)	(120)	347	(11)	−	(197)
Impairment of assets	46	1,704	(219)	6	−	1,537
Other income and expenses	5,236	2,538	86	(1,070)	−	6,790
Operating income (loss)	54,783	14,374	(4,345)	(2,395)	(4,711)	57,706
Net finance income (expense)	−	−	−	(13,804)	−	(13,804)
Results in equity-accounted investments	187	298	78	20	−	583
Income (loss) before income taxes	54,970	14,672	(4,267)	(16,179)	(4,711)	44,485
Income taxes	(18,627)	(4,887)	1,477	7,673	1,602	(12,762)
Net income (loss)	36,343	9,785	(2,790)	(8,506)	(3,109)	31,723
Net income (loss) attributable to:
Shareholders of Petrobras	36,349	9,785	(2,991)	(8,530)	(3,109)	31,504
Non-controlling interests	(6)	−	201	24	−	219

22

Table 24 - Other income and expenses by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,860)	(22)	(36)	(34)	−	(1,952)
Losses with legal, administrative and arbitration proceedings	(319)	(342)	(274)	(372)	−	(1,307)
Pension and medical benefits - retirees	−	−	−	(1,242)	−	(1,242)
Performance award program	(250)	(126)	(32)	(210)	−	(618)
Losses with Commodities Derivatives	−	−	−	(282)	−	(282)
Profit sharing	(67)	(40)	(8)	(46)	−	(161)
Losses on decommissioning of returned/abandoned areas	(125)	−	−	−	−	(125)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation (*)	−	−	−	60	−	60
Recovery of taxes (**)	−	3	−	86	−	89
Equalization of expenses - Production Individualization Agreements	138	−	−	−	−	138
Expenses/Reimbursements from E&P partnership operations	138	−	−	−	−	138
Fines imposed on suppliers	242	48	53	12	−	355
Early termination and changes to cash flow estimates of leases	1,020	105	16	(1)	−	1,140
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	2,162	299	(4)	15	−	2,472
Others	133	(319)	(210)	21	−	(375)
	1,212	(394)	(495)	(1,993)	−	(1,670)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

23

Table 25 - Other income and expenses by segment – 1Q21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,596)	(7)	(32)	(6)	−	(1,641)
Losses with legal, administrative and arbitration proceedings	(237)	229	−	302	−	294
Pension and medical benefits - retirees	−	−	−	(1,189)	−	(1,189)
Performance award program	(208)	(119)	(22)	(179)	−	(528)
Losses with Commodities Derivatives	−	−	−	(126)	−	(126)
Profit sharing	(64)	(41)	(6)	(46)	−	(157)
Losses on decommissioning of returned/abandoned areas	(35)	−	−	−	−	(35)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(183)	−	(183)
Amounts recovered from Lava Jato investigation (*)	−	−	−	790	−	790
Recovery of taxes (**)	−	14	−	102	−	116
Equalization of expenses - Production Individualization Agreements	(244)	−	−	−	−	(244)
Expenses/Reimbursements from E&P partnership operations	552	−	−	−	−	552
Fines imposed on suppliers	129	11	10	10	−	160
Early termination and changes to cash flow estimates of leases	411	(19)	10	(7)	−	395
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	675	66	(489)	5	−	257
Others	200	(70)	(25)	(96)	−	9
	(417)	64	(554)	(623)	−	(1,530)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

24

Table 26 - Other income and expenses by segment – 4Q21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,910)	(45)	(37)	(67)	−	(2,059)
Gains / (losses) related to legal, administrative and arbitration proceedings	(811)	(373)	(13)	107	−	(1,090)
Pension and medical benefits - retirees	−	−	−	(1,177)	−	(1,177)
Variable compensation program	(277)	(154)	(30)	(224)	−	(685)
Gains/(losses) with Commodities Derivatives	−	−	−	(128)	−	(128)
Profit Share	(69)	(47)	(12)	(47)	−	(175)
Result Related to Area Dismantling	619	−	−	−	−	619
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation (*)	50	−	−	25	−	75
Recoverable taxes (**)	−	8	1	93	−	102
Equalization of expenses - Production Individualization Agreements	(235)	−	−	−	−	(235)
Expenses/Reimbursements from E&P partnership operations	326	−	−	−	−	326
Fines imposed on suppliers	163	34	15	3	−	215
Early Contract Terminations	938	118	8	50	−	1,114
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	6,560	3,140	63	(109)	−	9,654
Others	(118)	(143)	91	404	−	234
	5,236	2,538	86	(1,070)	−	6,790
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

25

Table 27 - Consolidated assets by segment – 03.31.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	627,184	205,371	58,143	145,803	(37,839)	998,662

Current assets	35,602	82,586	18,524	100,639	(37,839)	199,512
Non-current assets	591,582	122,785	39,619	45,164	−	799,150
Long-term receivables	33,284	13,937	3,189	35,122	−	85,532
Investments	1,909	6,892	662	138	−	9,601
Property, plant and equipment	541,606	101,417	35,380	8,648	−	687,051
Operating assets	477,877	87,276	25,211	7,113	−	597,477
Assets under construction	63,729	14,141	10,169	1,535	−	89,574
Intangible assets	14,783	539	388	1,256	−	16,966

Table 28 - Consolidated assets by segment – 12.31.2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	631,412	191,898	59,087	122,215	(31,661)	972,951

Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Assets under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879

26

Table 29 - Reconciliation of Adjusted EBITDA by segment – 1Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	41,311	10,345	(1,325)	(1,316)	(4,232)	44,783
Net finance income (expense)	−	−	−	(2,983)	−	(2,983)
Income taxes	21,149	4,600	(759)	788	(2,180)	23,598
Depreciation, depletion and amortization	12,941	2,991	562	110	−	16,604
EBITDA	75,401	17,936	(1,522)	(3,401)	(6,412)	82,002
Results in equity-accounted investments	(257)	(1,415)	(149)	5	−	(1,816)
Impairment	(7)	−	(3)	6	−	(4)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,162)	(299)	4	(15)	−	(2,472)
Adjusted EBITDA	72,975	16,222	(1,670)	(3,405)	(6,412)	77,710

Table 30 - Reconciliation of Adjusted EBITDA by segment – 1Q21

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	21,529	6,939	686	(22,660)	(5,218)	1,276
Net finance income (expense)	−	−	−	30,748	−	30,748
Income taxes	11,025	3,257	242	(9,956)	(2,688)	1,880
Depreciation, depletion and amortization	11,872	2,950	582	226	−	15,630
EBITDA	44,426	13,146	1,510	(1,642)	(7,906)	49,534
Results in equity-accounted investments	(126)	(616)	(215)	(62)	−	(1,019)
Impairment losses / (reversals)	538	−	−	(30)	−	508
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	183	−	183
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(675)	(66)	489	(5)	−	(257)
Adjusted EBITDA *	44,163	12,464	1,784	(1,556)	(7,906)	48,949

Table 31 - Reconciliation of Adjusted EBITDA by segment – 4Q21

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	36,343	9,785	(2,790)	(8,506)	(3,109)	31,723
Net finance income (expense)	−	−	−	13,804	−	13,804
Income taxes	18,627	4,887	(1,477)	(7,673)	(1,602)	12,762
Depreciation, depletion and amortization	12,923	2,941	581	(217)	−	16,228
EBITDA	67,893	17,613	(3,686)	(2,592)	(4,711)	74,517
Results in equity-accounted investments	(187)	(298)	(78)	(20)	−	(583)
Impairment	(46)	(1,704)	219	(6)	−	(1,537)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	202	−	−	−	−	202
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(6,560)	(3,140)	(63)	109	−	(9,654)
Adjusted EBITDA	61,302	12,471	(3,608)	(2,509)	(4,711)	62,945

27

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - EBITDA plus results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and, investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer